November 25, 2024

Via EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

USA

Re:	First Majestic Silver Corp.

Registration Statement on Form F-4

Filed October 15, 2024, as amended on November 18, 2024

File No. 333-282627

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), First Majestic Silver Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to November 26, 2024 at 5:00 p.m. (Eastern) or as soon thereafter as is practicable.

If you have any questions concerning the foregoing, please do not hesitate to contact our counsel, Daniel M. Miller of Dorsey & Whitney LLP, at (604) 630-5199 with any questions or comments regarding this letter.

FIRST MAJESTIC SILVER CORP.

By:	/s/ David Soares
Name:	David Soares
Title:	Chief Financial Officer

925 West Georgia Street, Suite 1800, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com